FREDRIKSON & BYRON, P.A.
200 SOUTH SIXTH STREET, SUITE 4000
MINNEAPOLIS, MN 55402

September 24, 2004

VIA EDGAR

Robyn Manos, Esq.
Securities and Exchange Commission
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re:	Scanner Technologies Corporation
Form S-3 Registration Statement Filed December 9, 2003
SEC File No. 333-111028

Dear Ms. Manos:

On behalf of Scanner Technologies Corporation (the “Registrant”), we hereby withdraw, pursuant to Rule 477 of the Securities Act of 1933, the above-referenced registration statement. This withdrawal is made based on our understanding that the Registrant is not eligible to register its securities on a Form S-3 Registration Statement.

Very truly yours,

/s/ Robert K. Ranum

Robert K. Ranum
612-492-7067 (Phone)
612-492-7077 (Fax)
rranum@fredlaw.com